

March 11, 2016

Via E-mail
Mr. David A. Brooks, Esq.
Chief Operating Officer/General Counsel
Ashford Hospitality Prime, Inc.
14185 Dallas Parkway, Suite 1100
Dallas, Texas 75254

> **Re: Ashford Hospitality Prime, Inc.**
> **Soliciting material pursuant to Rule 14a-12**
> **Filed February 18, 2016**
> **File No. 001-35972**

Dear Mr. Brooks:

We have reviewed your letter dated March 3, 2016 and have the following comment.

General

1. We refer to the response to prior comment 2, which addressed Ashford Prime's current disclosure that "The calculation of the termination fee has remained unchanged since the time of Ashford Prime's spinoff from Ashford Hospitality Trust." We note in this regard the following disclosures made in prior filings:

   - "The termination fee was also amended such that the termination fee the Advisor is entitled to receive under certain circumstances ... is calculated based on the net earnings…." (Form 8-K filed May 14, 2014)
   - "The definition of 'termination fee' was amended to be 1.1 times the greater of…." (Form 8-K filed June 12, 2015)

   Please advise how the current disclosure reconciles with these prior disclosures. We note the statement in the response that the current disclosure was intended to address only changes to the Company CoC Termination Fee, which "was not changed in any way as a result of the amendments referenced in the May 2014 8-K." As a preliminary matter, we believe that the current disclosure should make this qualification clear. Additionally, the response does not address the June 2015 amendments, which do appear to have made changes to the calculation of the Company CoC Termination Fee. If so, please advise how Ashford Prime intends to address this in its disclosure.

You may contact me at (202) 551-3503 if you have any questions.

Sincerely,

/s/ David L. Orlic

David L. Orlic
Special Counsel
Office of Mergers and Acquisitions

cc: <u>Via E-mail</u>
       Richard M. Brand, Esq.
       Cadwalader, Wickersham & Taft LLP